SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Fitch Affirms Eletrobras and Furnas' LT IDRs at 'BB'; Outlook Stable

Fitch Ratings-Sao Paulo/New York-30 November 2015: Fitch Ratings has affirmed the Long-Term Issuer Default Ratings (IDRs) of Centrais Eletricas Brasileiras S.A. (Eletrobras) and its wholly owned subsidiary, Furnas Centrais Eletricas S.A. (Furnas) at 'BB'. The Rating Outlook is Stable. A complete list of the rating actions follows at the end of this release.

KEY RATING DRIVERS

Eletrobras' IDRs continue to reflect some linkage with the Federal Republic of Brazil's sovereign rating ('BBB-', Outlook Negative). The sovereign holds 51% of company voting shares and guarantees 15% of its consolidated debt at the end of September 2015. Eletrobras is also considered as strategic to the country because of its prominent position within the Brazilian power sector due to its relevant market share in electricity generation, transmission and distribution.

On a standalone basis, Eletrobras' IDRs would be lower, due to its still weak consolidated operational cash generation, high capital expenditures program, and deteriorated credit metrics for the current rating category. The decision to accept the early renewal of all of its generation and transmission power concessions expiring between 2015 and 2017 severely affected Eletrobras' consolidated credit profile. Positively, the group has been successful in reducing operational costs, while additional compensation for the renewed transmission and generation concessions, expected at BRL17 billion-BRL25 billion, will be added to its cash flow generation. Eletrobras' financial profile benefits from a strong liquidity position and an extended debt maturity profile.

Eletrobras is exposed to political interference risks given its status as an entity controlled by the Brazilian government. The government can use the company to help it achieve certain macroeconomic and social objectives through price controls and/or subsidies and as manager of sector funds. Regulatory risk for the power sector is considered moderate in Brazil, while the hydrological risk is currently above average.

Furnas' ratings are linked with its parent company (Eletrobras). Furnas is one of Eletrobras' largest subsidiaries, representing approximately 24% of the group's installed generation capacity and 32% of its transmission coverage in kilometers. Eletrobras has a centralized cash management policy and is the primary funding provider for Furnas. Furthermore, Eletrobras sets the company's strategic targets, such as corporate governance standards and investment plans.

CASH GENERATION TO IMPROVE

Eletrobras' EBITDA generation should achieve an annual average of BRL2.8 billion in the next three years, according to Fitch projections. The company's operational cash generation should benefit from a tariff increase to incorporate investments that are being made on the renewed concessions, additional compensations for the transmission concessions renewed, efficiency gains, and divestment of the distribution business. Eletrobras' current weak operational cash generation continues to reflect the highly negative impact of its decision to accept the early renewal of all of its generation and transmission power concessions. In the last 12 months (LTM) ended Sept. 30, 2015, recurring EBITDA was BRL1.8 billion, which excludes a BRL3.4 billion non-recurring impairment provision at the Eletronuclear subsidiary.

CAPEX TO PRESSURE FCF

Eletrobras' free cash flow (FCF) generation is expected to remain negative, even though capex and investment have been revised and reduced as part of a new business strategy. Fitch views as positive that the company's subsidiaries did not participate in the recent transmission and generation bids

RIO DE JANEIRO
Praça XV de Novembro, 20 sala 401B — CEP 20010-010 - Centro- Rio de Janeiro – RJ – Brasil – Tel.: +55 (21) 4503-2600 – Fax: +55 (21) 4503-2601

SÃO PAULO
Alameda Santos, 700, 7º andar, Cerqueira César - CEP: 01418-100 - Tel.: +55 (11) 4504-2600 – Fax: +55 (11) 4504-2601

promoted by the government. Eletrobras' Strategic Plan for 2016-2019 considers BRL37.1 billion of capex and capital injection in subsidiaries. Expansion plans pose a challenge and will need to be funded through new debt and cash generation. Fitch does not expect Eletrobras to pay dividends until 2017.

The company's consolidated cash flow from operations (CFFO) of BRL4.3 billion during the LTM Sept. 30, 2015 was not sufficient to cover capex of BRL8.7 billion and dividends of BRL24 million, leading to negative FCF of BRL4.4 billion. CFFO saw a positively impact in the last quarter of 2014 from a suppliers credit of BRL7.2 billion from Amazonas Distribuidora de Energia S.A. (Amazonas Energia) with Petroleo Brasileiro S.A. (Petrobras) for fuel supply.

MANAGEABLE DEBT MATURITY PROFILE

Eletrobras' consolidated risk profile benefits from an extended debt maturity schedule. Total adjusted debt, excluding the Reserva Global de Reversao (RGR), increased to BRL44.8 billion as of September 2015. The company's consolidated financial obligations are composed of international bonds (28%), BNDES loans (17%), funds raised from international multilateral agencies (7%) and by Federal Government Banks (BNDES, Banco do Brasil and CEF; 33%) and others. The federal government has supported the company through guarantees to part of the latter debts, reducing Eletrobras' cost of funds and benefitting its cash flow. As of September 2015, Eletrobras guaranteed BRL405 million of the debt of its subsidiaries.

APPROVAL OF RENEWAL COMPENSATION VALUES

Fitch sees the recent approval by Agencia Nacional de Energia Eletrica (ANEEL) of the claimed compensation values for Eletrobras' transmission assets existing before 2000, after the concessions renewal as positive. The company is claiming approximately BRL20.3 billion for its transmission subsidiaries and ANEEL has already approved BRL10 billion. Eletrobras expects ANEEL to approve a total of approximately BRL 17 billion-19 billion until the end of 2015. Claims for generation assets in the amount of BRL 6 billion may be approved only after 2016.

DIVESTMENT OF DISTRIBUTION COMPANIES POSITIVE

Fitch believes the divestment of Eletrobras' distribution companies (DisCos) is positive for its cash flow generation. CELG D should be privatized during 1H16 and the remaining six DisCos by 2018. Eletrobras expects to sell its stake/control at CELG D for a minimum BRL1.4 billion. However, although privatization of the other six DisCos may not bring any significant cash to Eletrobras, it will avoid approximately BRL2 billion/year of cash disbursement on CAPEX and OPEX.

HIGH IMPORTANCE TO BRAZIL

Eletrobras has a strong position as the largest electricity generation and transmission company in Brazil, with 32% of installed generation capacity and 48.6% of transmission lines as of September 2015. Its size and active presence in the most relevant energy projects under construction in Brazil makes it strategically important to the country's economy and development.

KEY ASSUMPTIONS
Fitch's key assumptions within our rating case for Eletrobras include:
-- Receipt of BRL17 billion as compensation value for the transmission concession renewal over 10 years, starting in 2016;
-- Receipt of BRL1.4 billion from the divestment of CELG D in 2016;
-- Capex (including capital injection in subsidiaries) of BRL26 billion from 2016 to 2019;
-- Dividends: no payment in 2015 and 2016; 25% of net profit after 2017;
-- No capital injection from the government.

RIO DE JANEIRO
Praça XV de Novembro, 20 sala 401B — CEP 20010-010 - Centro- Rio de Janeiro – RJ – Brasil – Tel.: +55 (21) 4503-2600 – Fax: +55 (21) 4503-2601

SÃO PAULO
Alameda Santos, 700, 7º andar, Cerqueira César - CEP: 01418-100 - Tel.: +55 (11) 4504-2600 – Fax: +55 (11) 4504-2601

RATING SENSITIVITIES
Factors that could potentially lead to a negative rating action are:
--A downgrade of the sovereign;
--Weakening of Brazilian government support;
--The inability to conclude divestment of the DisCos;
--Deterioration on the company's liquidity position.

Factors that could potentially lead to a positive rating action are:
--Sustained recovery of the group's operational cash flow generation;
--The Brazilian government's continuous support in order to strengthen the linkage between the group and the Federal Republic of Brazil.

LIQUIDITY

Eletrobras has historically maintained a strong liquidity position. As of Sept. 30, 2015, the company's consolidated liquidity ratios, as measured by cash/short-term debt and cash plus CFFO/short-term debt, were robust, at 1.5x and 2.2x, respectively, while net leverage was negative. Eletrobras' liquidity of BRL9 billion at the end of 3Q15, compared with BRL6.1 of short-term debt, may be reinforced by an additional BRL17 billion-BRL19 billion of complimentary compensation for the early renewal of the transmission concessions and the sale of CELG D.

FULL LIST OF RATING ACTIONS

Fitch has affirmed the following:

Eletrobras
--Foreign Currency LT IDR at 'BB';
--Local Currency LT IDR at 'BB';
--National Scale LT rating at 'AA-(bra)';
--USD1 billion senior unsecured notes due 2019 at 'BB';
--USD1.75 billion senior unsecured notes due 2021 at 'BB'.

Furnas
--Foreign Currency LT IDR at 'BB';
--Local Currency LT IDR at 'BB';
--National Scale LT rating at 'AA-(bra)'.

Contact:

Primary Analyst
Adriane Silva
Associate Director
+55 11 4504-2205
Fitch Ratings Brasil Ltda., Alameda Santos, 700 - 7 andar - Cerqueira Cesar - Sao Paulo - SP - CEP: 01418-100

Secondary Analyst
Mauro Storino
Senior Director
+55 21 4503-2625

RIO DE JANEIRO
Praça XV de Novembro, 20 sala 401B — CEP 20010-010 - Centro- Rio de Janeiro – RJ – Brasil – Tel.: +55 (21) 4503-2600 – Fax: +55 (21) 4503-2601

SÃO PAULO
Alameda Santos, 700, 7º andar, Cerqueira César - CEP: 01418-100 - Tel.: +55 (11) 4504-2600 – Fax: +55 (11) 4504-2601

Committee Chairperson
Ricardo Carvalho
Senior Director
+55 21 4503-2627

Media Relations: Alyssa Castelli, New York, Tel: +1 (212) 908 0540, Email:
alyssa.castelli@fitchratings.com.

Additional information is available on www.fitchratings.com.

Applicable Criteria
Corporate Rating Methodology - Including Short-Term Ratings and Parent and Subsidiary Linkage (pub. 17 Aug 2015)

Additional Disclosures
Dodd-Frank Rating Information Disclosure Form
Solicitation Status
Endorsement Policy

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK: HTTP://FITCHRATINGS.COM/UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY'S PUBLIC WEBSITE 'WWW.FITCHRATINGS.COM'. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH'S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE 'CODE OF CONDUCT' SECTION OF THIS SITE. FITCH MAY HAVE PROVIDED ANOTHER PERMISSIBLE SERVICE TO THE RATED ENTITY OR ITS RELATED THIRD PARTIES. DETAILS OF THIS SERVICE FOR RATINGS FOR WHICH THE LEAD ANALYST IS BASED IN AN EU-REGISTERED ENTITY CAN BE FOUND ON THE ENTITY SUMMARY PAGE FOR THIS ISSUER ON THE FITCH WEBSITE.

RIO DE JANEIRO
Praça XV de Novembro, 20 sala 401B — CEP 20010-010 - Centro- Rio de Janeiro – RJ – Brasil – Tel.: +55 (21) 4503-2600 – Fax: +55 (21) 4503-2601

SÃO PAULO
Alameda Santos, 700, 7º andar, Cerqueira César - CEP: 01418-100 - Tel.: +55 (11) 4504-2600 – Fax: +55 (11) 4504-2601

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.